The Amex Membership Corporation

Filed by The Amex Membership Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Companies:

NYSE Euronext (Commission File No. 001-33392)

The Amex Membership Corporation

Date:	May 12, 2008

To:	Amex Seat Owners and Authorized Designees

From:	Geraldine M. Brindisi
Vice President and Corporate Secretary
Enclosed you will find the following:

•       Proxy Statement, which contains, among others:

•     a Notice of Special Meeting of Regular and Options Principal Members (“Special Meeting of Members”) scheduled for Tuesday, June 17, 2008 at 8:30 a.m. in the Boardroom on the 14th Floor of the Exchange building located at 86 Trinity Place, New York, New York 10006

•     information about the mergers as well as NYSE Euronext and American Stock Exchange LLC (“Amex”)

•       Proxy/Voting Card

Please review these documents carefully.

Both the Board of Directors of The Amex Membership Corporation (“MC”) and the Board of Governors of Amex recommend that you vote “FOR” the approval and adoption of the merger agreement and the transactions contemplated thereby.

The following information sessions for Seat Owners will be held prior to the Special Meeting of Members:

Friday, May 16, 2008	Palm Beach, Florida
Palm Beach Gardens Marriott
4000 RCA Boulevard
Palm Beach Gardens, FL 33410
(561) 622-8888
9:00 a.m. – 10:00 a.m. – Continental Breakfast
10:00 a.m. – 11:30 a.m. – Information Session
Dial-in Numbers – United States: 1-877-891-6970
International: 1-210-234-0012
Participant Passcode: Amex

Tuesday, May 20, 2008	New York, New York
American Stock Exchange
86 Trinity Place, 14th Floor – Boardroom
New York, NY 10006
(212) 306-1419
11:30 a.m. – 1:00 p.m. – Information Session
Dial-in Numbers – United States: 1-877-891-6970
International: 1-773-756-0828
Participant Passcode: Amex

Your vote is very important. Whether or not you plan to attend the Special Meeting of Members, please vote as soon as possible to make sure your membership is represented at the Special Meeting. If you do not vote, it may have the same effect as a vote against the approval and adoption of the merger agreement and the transactions contemplated thereby. If you abstain from voting on this proposal, it will have the same effect as a vote against the proposal.

The Boards of MC and Amex wish to thank you for your continued support.

IMPORTANT INFORMATION WITH RESPECT TO THE MERGER

In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“Amex”), NYSE Euronext has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a final proxy statement/prospectus regarding the proposed transaction. The SEC declared the Registration Statement on Form S-4 effective on May 8, 2008. The parties will file other relevant documents concerning the proposed transaction with the SEC. AMEX MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Amex seat owners can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/prospectus can also be obtained, without charge by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, call Toll-Free: (800) 322-2885, call Collect: (212) 929-5500, e-mail: proxy@mackenziepartners.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This letter speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.

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